Exhibit 12.1

PennyMac Mortgage Investment Trust
Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Share Distributions

Three months ended March 31,
2017
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$22,608
Add:
Fixed charges (see below)	37,179
Amortization of capitalized interest	—
Distributed income of equity investees	—
Share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—
59,787
Less:
Capitalized interest	—
Preference security dividend requirements of consolidated subsidiaries	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—
Adjusted earnings	$59,787

Fixed charges:
Interest expensed and capitalized	$33,291
Amortized premiums, discounts and capitalized expenses related to indebtedness	3,888
Estimated interest within rental expense	—

Preference security dividend requirements of consolidated subsidiaries	—
Total fixed charges	37,179
Preferred share distributions(1)	571
Combined fixed charges and preferred share distributions	$37,750

Ratio of earnings to fixed charges	1.6
Ratio of earnings to fixed charges and preferred share distributions(1)	1.6

(1)       We issued the 8.125% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share (the “Series A Preferred Shares”), on March 9, 2017 and the first distribution for the Series A Preferred Shares was paid on June 15, 2017.